Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94115 | tel 415.983.1000 | fax 415.983.1200

David E. Lillevand

tel 415.983.1540

david.lillevand@pillsburylaw.com

July 3, 2012

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Larry Spirgel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Performant Financial Corporation
Registration Statement on Form S-1
CIK No. 0001550695

Dear Mr. Spirgel:

On behalf of Performant Financial Corporation (the “Registrant” or the “Company”), we enclose for public filing, under the Securities Act of 1933, as amended (the “Securities Act”), the above referenced initial publicly filed Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. The Registration Statement is primarily the same as Amendment No. 1 to the Draft Registration Statement (the “Draft Registration Statement”), which was confidentially filed on June 25, 2012. The Registration Statement contains the following revisions to the Draft Registration Statement:

•	Additional disclosure regarding the increase in the Registrant’s term B loan under its existing credit agreement;

•	Disclosure regarding the redemption and conversion of all of the outstanding preferred stock of the Registrant; and

•	Additional disclosure regarding the payoff of promissory notes issued to certain members of management.

Should you have any questions, please do not hesitate to contact the undersigned via telephone at (415) 983-1540, facsimile at (415) 983-1200 or mail at 50 Fremont Street, San Francisco, CA 94105.

www.pillsburylaw.com

July 3, 2012

Very truly yours,

/s/ David E. Lillevand
David E. Lillevand
Senior Associate

cc:	Pillsbury Winthrop Shaw Pittman LLP
Blair W. White

Performant Financial Corporation
Lisa C. Im
Dr. Jon D. Shaver
Hakan L. Orvell

Kirkland & Ellis LLP
Joshua N. Korff
Michael Kim

www.pillsburylaw.com